CETUS CAPITAL ACQUISITION CORP.

Floor 3, No. 6, Lane 99

Zhengda Second Street, Wenshan District

11602 Taipei, Taiwan, R.O.C.

BY EDGAR

October 7, 2022

U.S. Securities and Exchange Commission

Division of Corporation Finance

Office of Real Estate & Construction

Washington, D.C. 20549

Attn: Ruairi Regan

RE:	Cetus Capital Acquisition Corp.
Amendment No. 1 to Registration Statement on Form S-1
Filed September 15, 2022
File No. 333-266363

Dear Sir / Madam:

On behalf of our client, Cetus Capital Acquisition Corp. (the “Company”), a Delaware corporation, we hereby submit this letter in response to the comments set forth in that certain letter dated September 27, 2022 from the staff (the “Staff”) of the U.S. Securities and Exchange Commission (the “Commission”) to the Company, relating to Amendment No. 1 to the Registration Statement on Form S-1 that the Company filed with the Commission on September 15, 2022 (File No. 333-266363) (the “Registration Statement”).

The Company is responding to the Staff’s comments by filing an Amendment No. 2 to the Registration Statement that addresses the Staff’s comments, as more fully set forth below. For your convenience, the Staff’s comments have been retyped herein in bold.

Comment 1	Summary, page 2

Please significantly revise your summary risk factors to address clearly all of the elements of prior comment 5, including all material risks related to China. In your summary of risk factors, disclose the risks that the majority of your directors and officers being based in or having significant ties to China pose to investors. In particular, describe the significant regulatory, liquidity, and enforcement risks with cross-references to the more detailed discussion of these risks in the prospectus, including the page numbers where the detailed discussions of each risk factor occur. For example, specifically discuss risks arising from the legal system in China, including risks and uncertainties regarding the enforcement of laws and risks relating to the prohibition of trading of securities and delisting.

Response

In response to the comment, we have revised the Summary of Risk Factors section in Amendment No. 2 to the Registration Statement to include a separate sub-section titled “Risks Associated with Acquiring and Operating a Business in China”, which new sub-section includes cross-references to certain specific risk factors that appear in the Risk Factors section of the prospectus. The items included under the heading “Risks Associated with Acquiring and Operating a Business in China” are as follows:

●	We are subject to the risk that the Chinese government may intervene in our operations at any time, which could result in a material change in our search for a target business. See “Risk Factors – Risks Associated with Acquiring and Operating a Business in China – Given the Chinese government’s potential oversight and discretion over the conduct of our directors’ and officers’ search for a target company, the Chinese government may intervene or influence our operations at any time, which could result in a material change in our search for a target business and/or the value of the securities we are registering. Changes in the policies, regulations, rules, and the enforcement of laws of the PRC government may be adopted quickly with little advance notice and could have a significant impact upon our ability to operate.” on page 72.

●	The PRC government may intervene or influence our operations at any time, or may exert more control over offerings conducted overseas and/or foreign investment in China-based company, which could result in a material change in our operations of the combined company and/or the value of our securities, and could significantly limit or completely hinder our ability to offer or continue to offer securities to investors and cause the value of our securities to significantly decline or become worthless. See “Risk Factors — Risks Associated with Acquiring and Operating a Business in China — The PRC government exerts substantial influence over the manner in which we conduct our business activities if we pursue a business combination with a China-based business. The PRC government may intervene or influence our operations at any time, or may exert more control over offerings conducted overseas, which could result in a material change in our operations and/or the value of our securities, and could significantly limit or completely hinder our ability to offer or continue to offer securities to investors and cause the value of our securities to significantly decline or become worthless.” on page 73.

●	The PRC’s M&A Rules could make it more difficult for us to pursue a busines combination with a China-based business. See “Risk Factors – Risks Associated with Acquiring a Business in China – The M&A Rules and certain other PRC regulations establish complex procedures for certain acquisitions of Chinese companies by foreign investors, which could make it more difficult for us to pursue a business combination with a China-based business.” on page 74.

●	If we effect a business combination with a China-based entity, our operations and prospects would be subject to economic and legal developments in the PRC. See “Risk Factors – Risks Associated with Acquiring a Business in China – If, after our initial business combination, substantially all of our assets will be located in China and substantially all of our revenue will be derived from our operations there, our results of operations and prospects will be subject, to a significant extent, to the economic, political and legal policies, developments and conditions in China.” on page 74.

●	If we effect a business combination with a China-based entity, we would be impacted by various measures that may be implemented by the PRC government from time to time. See “Risk Factors – Risks Associated with Acquiring a Business in China – China’s economic, political and social conditions, as well as sudden or unexpected changes in any government policies, laws and regulations, could have a material adverse effect on our business or business combination, and the PRC government may intervene or influence the combined company’s operations at any time.” on page 74.

●	We are subject to risks and uncertainties regarding the evolving PRC laws and regulations regarding cybersecurity, information security, privacy and data protection and other related laws and requirements in consummating an initial business combination. See “Risk Factors — Risks Associated with Acquiring and Operating a Business in China — Complying with evolving PRC laws and regulations regarding cybersecurity, information security, privacy and data protection and other related laws and requirements may increase the cost of our initial business combination with a China-based business and could even result in our inability to consummate an initial business combination with a China-based business.” on page 75.

●	The PRC laws applicable to target companies will likely govern all of our material agreements and we may not be able to enforce our legal rights in China. See “Risk Factors — Risks Associated with Acquiring and Operating a Business in China — If we effect our initial business combination with a business located in the PRC, the laws applicable to such business will likely govern all of our material agreements and we may not be able to enforce our legal rights.” on page 76.

●	The PRC governmental authorities may take the view that an approval from them is required for an overseas offering by a company affiliated with Chinese businesses or persons or a business combination with a target business based in and primarily operating in China. See “Risk Factors — Risks Associated with Acquiring and Operating a Business in China — The PRC governmental authorities may take the view now or in the future that an approval from them is required for an overseas offering by a company affiliated with Chinese businesses or persons or a business combination with a target business based in and primarily operating in China.” on page 76.

●	PRC regulations may make it more difficult for us to complete an acquisition of a target business. See “Risk Factors — Risks Associated with Acquiring and Operating a Business in China — As a result of the M&A Rules implemented on September 8, 2006 relating to acquisitions of assets and equity interests of Chinese companies by foreign persons, it is expected that acquisitions will take longer and be subject to economic scrutiny by the PRC government authorities such that we may not be able to complete a transaction.” on page 77.

●	We may not be able to negotiate a transaction that is acceptable to our shareholders or sufficiently protect their interests in a transaction. See “Risk Factors — Risks Associated with Acquiring and Operating a Business in China — Because the M&A Rules permit the government agencies to have scrutiny over the economics of an acquisition transaction and require consideration in a transaction to be paid within stated time limits, we may not be able to negotiate a transaction that is acceptable to our shareholders or sufficiently protect their interests in a transaction.” on page 78.

●	U.S. laws in the future may restrict or eliminate our ability to complete a business combination with certain companies, particularly those target companies in China. See “Risk Factors – Risks Associated with Acquiring and Operating a Business in China – U.S. laws and regulations, including the Holding Foreign Companies Accountable Act and Accelerating Holding Foreign Companies Accountable Act, may restrict or eliminate the trading of our securities and also may restrict or eliminate our ability to complete a business combination with certain companies, particularly those target companies in China.” on page 78.

We have also expanded the discussion in the Summary of Risk Factors section regarding two previously noted risks relating to the fact that our directors have significant ties to China and do not reside in the U.S. as follows:

●	It may be difficult, or impossible, for investors to enforce federal securities laws or their other legal rights. See “Risk Factors – Risks Relating to our Securities – All of our current directors and officers reside, and it is possible that following our initial business combination some or all of our directors and officers will reside, outside the United States, and it is possible that, although prior to the closing of our initial business combination all of our assets will be held within the United States, following our initial business combination all or a significant portion of our assets will be located outside the United States. As a result, it may be difficult, or impossible, for investors to enforce federal securities laws or their other legal rights.” on page 66.

●	Any proposed business combinations may be subject to review by U.S. governmental authorities, which could delay or prevent the consummation of an initial business combination. See “Risk Factors – Risks Relating to our Securities – The manager and majority member of our sponsor is AWinner Limited, a British Virgin Islands entity, the sole stockholder and director of which is a resident of Thailand. Thus, any proposed business combinations may be subject to review by U.S. governmental authorities, which could delay or prevent the consummation of an initial business combination, thereby leading to the liquidation of our company.” on page 67.

Comment	2 Risk Factors, page 30

We did not note any disclosure in response to prior comment 11; therefore, we reissue the comment. Please expand your risk factor disclosure to address specifically any PRC regulations concerning mergers and acquisitions by foreign investors that your initial business combination transaction may be subject to, including PRC regulatory reviews, which may impact your ability to complete a business combination in the prescribed time period.

Response

Please see the risk factors appearing under the heading “Risks Associated with Acquiring and Operating a Business in China” in the Risk Factors section of Amendment No. 2 to the Registration Statement, including, in particular, the following risk factors:

●	“The M&A Rules and certain other PRC regulations establish complex procedures for certain acquisitions of Chinese companies by foreign investors, which could make it more difficult for us to pursue a business combination with a China-based business.”

●	“Complying with evolving PRC laws and regulations regarding cybersecurity, information security, privacy and data protection and other related laws and requirements may increase the cost of our initial business combination with a China-based business and could even result in our inability to consummate an initial business combination with a China-based business.”

●	“The PRC governmental authorities may take the view now or in the future that an approval from them is required for an overseas offering by a company affiliated with Chinese businesses or persons or a business combination with a target business based in and primarily operating in China.”

●	“As a result of the M&A Rules implemented on September 8, 2006 relating to acquisitions of assets and equity interests of Chinese companies by foreign persons, it is expected that acquisitions will take longer and be subject to economic scrutiny by the PRC government authorities such that we may not be able to complete a transaction.”

●	“Because the M&A Rules permit the government agencies to have scrutiny over the economics of an acquisition transaction and require consideration in a transaction to be paid within stated time limits, we may not be able to negotiate a transaction that is acceptable to our shareholders or sufficiently protect their interests in a transaction.”

If you have any further questions or comments, or would like to discuss this response letter, please feel free to call the undersigned at (212) 326-0468 or to email the undersigned at mcampoli@pryorcashman.com.

Sincerely,

/s/ Michael T. Campoli

Michael T. Campoli
Pryor Cashman LLP

cc:	Chung-Yi Sun